July 28th, 2020

VIA EDGAR TRANSMISSION

Ms. Yolanda Guobadia

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Petróleo Brasileiro S.A.–Petrobras
Form 20-F for Fiscal Year Ended December 31, 2019
Filed March 23, 2020
File No. 001-15106

Dear Ms. Guobadia:

By letter dated July 14, 2020, you provided certain comments on the annual report on Form 20-F of Petróleo Brasileiro S.A. – Petrobras (the “Company,” “Petrobras” or “we”) for the year ended December 31, 2019 (the “2019 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1: Segments Financial Performance, page 135

In your analysis of segment financial performance you attribute changes in net income, operating income and costs to a combination of several different factors. When multiple factors contribute to changes in segment results, please quantify each material factor to provide investors with better insight into the underlying reasons for the changes in your results. Refer to Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835.

Response:

We explain below each material factor that contributed to changes in net income, operating income and costs, per each of our main business segments. In response to the staff’s comment, we intend to quantify each material factor that contributes to changes in segment results in future filings.

Exploration and Production (“E&P”)

2019 compared to 2018

Net income attributable to our shareholders in our E&P segment was US$12,624 million in 2019 compared to US$12,190 million in 2018, primarily due to:

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a.	lower revenues (a decrease of US$1,920 million), due to the drop in average Brent oil prices (US$6.7/barrel), a 10% decrease when compared to 2018, partially offset by the increase in production (142 mboed);
b.	lower cost of sales (a decrease of US$1,664 million), mainly due to lower taxes given the decrease in Brent prices and lower operating costs;
c.	lower expenses with legal contingencies (a decrease of US$1,521 million) and higher gain on divestments (an increase of US$464 million);
d.	higher impairment losses (an increase of US$561 million). See Note 25 to our audited consolidated financial statements for further information about impairment losses; and
e.	higher exploratory expenses (an increase of US$275 million).

2018 compared to 2017

Net income attributable to our shareholders in our E&P segment was US$12,190 million in 2018, compared to US$7,021 million in 2017, primarily due to:

a.	higher revenues (an increase of US$10,198 million) reflecting the increase in Brent oil prices (an increase of US$16.8/barrel), even with lower production (a decrease of 139 mboed);
b.	higher cost of sales (an increase of US$1,031 million), primarily due to higher expenses with production taxes (an increase of US$4.3/ barrel) related to higher Brent oil prices;
c.	greater impairment losses (an increase of US$1,438 million). See Note 25 to our audited consolidated financial statements for further information about impairment losses;
d.	higher provision for legal proceedings (an increase of US$1,204 million); and
e.	higher result with decommissioning of areas (an increase of US$284 million).

Refining, Transportation and Marketing (“RTM”)

2019 compared to 2018

In 2019, net income attributable to our shareholders in our RTM segment was US$1,021 million, which was lower than net income for 2018, US$2,393 million, primarily due to:

a.	lower operating income due to lower margins and volumes of diesel (a decrease of US$285 million) and gasoline (a decrease of US$622 million) sold in the Brazilian market, the exchange translation effect, and the reduction in the positive effect of inventory turnover of US$ 800 million. These factors were partially offset by higher volumes and margins in exports of fuel oil (by US$274 million) and crude oil (by US$361 million); and
b.	higher selling expenses (an increase of US$387 million), increase in impairment losses, net of reversals (US$255 million), mainly at RNEST, COMPERJ and Pasadena and higher expenses with provisions for legal proceedings (an increase of US$416 million) mainly contingencies related to the Ospar pipeline and adherence to the tax amnesty program in the state of Bahia.

The refining unit cost, an important measure to this segment, decreased by US$0.05/bbl due to lower personnel costs in U.S. dollars combined with the exchange rate variation during the period.

2018 compared to 2017

In 2018, net income attributable to our shareholders in the RTM segment was US$2,393 million, which was lower than net income for 2017, US$4,235 million, primarily due to:

a.	operating income decreased primarily due to the lower margin of oil products, mainly gasoline (a decrease of US$1,695 million), diesel (a decrease of US$1,717 million) and LPG (a decrease of
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US$594 million), partially offset by positive effect of inventory turnover (sale of inventories formed at lower prices) between the years, of approximately US$364 million between the years; and

b.	lower impairment losses, net of reversals (a decrease of US$339 million).

The implementation of cost optimization measures resulted in a reduction of US$0.39/bbl in the refining unit cost, an important measure to this segment.

Gas and Power

2019 compared to 2018

Net income attributable to our shareholders was US$4,180 million in 2019 compared to US$482 million in 2018. Operating income increased due to the sale of our 90%-interest in Transportadora Associada de Gás S.A. (TAG) in June 2019 with a US$5,458 million gain, including the remeasurement of our remaining interest in the amount of US$546 million under other income and expenses, partially offset by higher selling expenses in the amount of US$760 million.

2018 compared to 2017

Net income attributable to our shareholders was US$482 million in 2018 compared to US$1,915 million in 2017. The decrease was attributable to higher selling expenses in the amount of US$200 million for the use of pipelines of the southeast grid and the gain with the sale of our interest in Nova Transportadora do Sudeste (NTS) in 2017 in the amount of US$2,189 million, partially offset by better margins and decrease in impairment losses.

Comment 2: Liquidity and Capital Resources, page 137

We note your presentation of non-GAAP measures adjusted cash and cash equivalents on page 137 and adjusted EBITDA and net debt/adjusted EBITDA ratio on page 144 of your Form 20-F. Please disclose why you believe the presentation of each non-GAAP measure is useful to investors and disclose how you use each non-GAAP measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:

As set forth in our 2019 Form 20-F, the net debt/adjusted EBITDA ratio was considered an important metric for our 2020-2024 business and strategic Plan (“Strategic Plan”). In 2019, we used the net debt/adjusted EBITDA ratio to assess our debt reduction (see page 104 of our 2019 Form 20-F), and liquidity and leverage levels (see Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources,” page 143 of our 2019 Form 20-F). Our Board of Directors has recently approved the revision of certain metrics included in our Strategic Plan, replacing the net debt/EBITDA ratio with gross debt, which we disclosed in a press release on April 28th, 2020. Our management’s decision to change our main debt metric resulted from the adverse current global scenario derived from the effects of COVID-19 pandemic on the global economy and the volatility of oil prices.

Additionally, EBITDA is recognized by most of our stakeholders, including analysts, creditors and investors, as a usual and relevant measure of cash generation from our operations. Our stakeholders also take into account the net debt/adjusted EBITDA ratio in order to identify how well we can generate cash to cover our debts.

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In response to the staff’s comment, we believe presenting the non-GAAP measures mentioned in the staff’s question is useful for the purpose of computing the net debt/adjusted EBITDA ratio, which is an important metric defined in our Strategic Plan and relevant to our management, investors, analysts and creditors. In our future annual reports, we will include a statement consistent with the above explanation, disclosing the reasons why our management believes that the presentation of certain non-GAAP financial measures provides useful information to investors regarding our financial condition and results of operations, pursuant to Item 10(e)(1)(C) of Regulation S-K.

Comment 3: Net Debt/Adjusted EBITDA Metric, page 143

You disclose on pages 143 and 144 that adjusted EBITDA is computed using EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted for equity-accounted investments, impairments, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, and foreign exchange gains and losses resulting from provisions for legal proceedings. This description appears to be inconsistent with your presentation of adjusted EBITDA in the table on page 144. Please revise your disclosure to resolve this apparent inconsistency. Additionally, if you have changed your method of calculating or presenting adjusted EBITDA then describe the reasons for the change.

Response:

We continue to consider adjusted EBITDA a liquidity measure and have not recently changed our method of calculating or presenting adjusted EBITDA. Given that we consider adjusted EBITDA a liquidity measure, we reconcile this measure to net cash from operating activities (as shown on page 144 of our 2019 Form 20-F), as presented in our consolidated statement of cash flows, which is the most directly comparable GAAP measure.

Our internal method of calculating adjusted EBITDA starts with EBITDA: we adjust net income before net finance income (expense), income taxes, depreciation, depletion and amortization) for equity-accounted investments, impairments, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, and foreign exchange gains and losses resulting from provisions for legal proceedings. The components used for calculating adjusted EBITDA for 2019 and 2018 are detailed in the below table:

US$ million	2019	2018
Net income (loss)	7,803	6,571
Net finance income (expense)	8,764	6,484
Income taxes	4,200	4,256
Depreciation, depletion and amortization	14,836	11,912
EBITDA	35,603	29,223
Results in equity-accounted investments	(153)	(523)
Impairment	2,848	2,005
Reclassification of cumulative translation adjustment - CTA	34	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(6,046)	(416)
Foreign exchange gains or losses on provisions for legal proceedings	120	456
Adjusted EBITDA from continuing operations	32,406	30,745
Adjusted EBITDA from discontinued operations	301	757
Adjusted EBITDA	32,707	31,502
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We provide a description of our calculation of adjusted EBITDA on pages 143 and 144 of our 2019 Form 20-F, which relevant disclosure was extracted from our consolidated financial statements for the year ended December 31, 2019.

In response to the staff’s comment, to the extent that we consider adjusted EBITDA a relevant measure for our management, investors, analysts and creditors, we intend to continue to include this measure in our future annual reports on Form 20-F. In order to present a clearer view of the method of calculation we use, we also intend to include a calculation with the components of adjusted EBITDA shown in the table above, and will continue to disclose the reconciliation of such measure to net cash from operating activities.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2019 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2019 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +(55 21) 3224-2401 or Francesca Odell of Cleary Gottlieb Steen & Hamilton LLP at +1 (212) 225-2530.

Sincerely,

/s/ Andrea Almeida

Andrea Almeida

Chief Financial Officer

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